Exhibit 99.23

U.S. Silver Receives Approval to Graduate to the TSX

TORONTO--(BUSINESS WIRE)--October 3, 2011--U.S. Silver Corporation (TSX: USA, US OTCQX: USSIF, Frankfurt: QE2) (“US Silver” or the “Company”) announced today that the Company has received approval from the Toronto Stock Exchange (the "TSX") to list its common shares and warrants on the TSX as an exempt mining issuer, graduating from the TSX Venture Exchange ("TSXV"). The common shares and warrants of US Silver will commence trading on the TSX at the opening of market today, Monday October 3, 2011, under its existing trading symbols, being "USA" and “USA:WT”, respectively.

"The U.S. Silver team is proud to have received approval to list on the TSX," said Tom Parker, President and CEO. "Listing on the TSX represents a significant corporate accomplishment and milestone for the Company, representing the significant growth and strength that US Silver has delivered. The TSX listing represents an opportunity to provide greater accessibility and liquidity to a broader group of investors and provides increased market recognition and access to capital. The TSX is a premier stock exchange for mining companies and a main-board listing will increase our visibility with investors throughout the world."

Concurrent with the TSX listing, the common shares and warrants will be delisted from the TSXV.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex has exceeded 217 million ounces of silver production since 1953. U.S. Silver controls a land package now totaling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive Silver Valley holdings in the Coeur d'Alene Mining District.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
U.S. Silver Corporation
Heather Foster, IR Manager
208-556-1535 ext. 2